POLYMET MINING CORP.

MANAGEMENT DISCUSSION AND ANALYSIS

For the three and nine months ended October 31, 2016

PolyMet Mining Corp.
Management Discussion and Analysis
As at October 31, 2016 and for the three and nine months ended October 31, 2016
Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

General

The following information, prepared as at December 8, 2016, should be read in conjunction with the unaudited condensed interim consolidated financial statements of PolyMet Mining Corp. and its subsidiaries (together “PolyMet” or the “Company”) as at October 31, 2016 and for the three and nine months ended October 31, 2016 and related notes attached thereto, which are prepared in accordance with IAS 34, Interim Financial Reporting and in conjunction with the audited consolidated financial statements for the year ended January 31, 2016 prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). All amounts are expressed in United States (“US”) dollars unless otherwise indicated.

Forward Looking Statements

This Management Discussion and Analysis (“MD&A”) contains statements that constitute "forward-looking statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”). These statements appear in a number of different places in this MD&A and can frequently, but not always, be identified by words such as “expects”, “anticipates”, “believes”, “intends”, “estimates”, “potential”, “possible”, “projects”, “plans” and similar expressions, or statements that events, conditions or results “will”, “may”, “could” or “should” occur or be achieved or their negatives or other comparable words. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause PolyMet’s actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. Forward-looking statements include statements regarding the outlook for the Company’s future operations, plans and timing for PolyMet’s exploration and development programs, statements about future market conditions, supply and demand conditions, forecasts of future costs and expenditures, the outcome of legal proceedings, and other expectations, intentions and plans that are not historical fact. The Company’s actual results may differ materially from those in the forward-looking statements due to risks facing PolyMet or due to actual facts differing from the assumptions underlying the Company’s predictions.

The forward-looking statements contained in this MD&A are based on assumptions, which include, but are not limited to:

  Obtaining permits on a timely basis;
  Raising the funds necessary to develop the NorthMet Project and continue operations;
  Execution of prospective business plans; and
  Complying with applicable governmental regulations and standards.

Such forward-looking statements are subject to risks, uncertainties and other factors, including those listed or incorporated by reference under “Risk Factors” in the Form 20-F. These risks, uncertainties and other factors include, but are not limited to:

  Changes in general economic and business conditions, including changes in interest rates and exchange rates;
  Changes in the resource market including prices of natural resources, costs associated with mineral exploration and development, and other economic conditions;
  Natural phenomena;
  Actions by governments and authorities including changes in government regulation;
  Uncertainties associated with legal proceedings; and
  Other factors, many of which are beyond the Company’s control.

All forward-looking statements included in this MD&A are based on information available to the Company on the date of this MD&A. The Company expressly disclaims any obligation to update publicly, or otherwise, these statements, whether as a result of new information, future events or otherwise except to the extent required by law, rule or regulation. Readers should not place undue reliance on forward-looking statements. Readers should carefully review the cautionary statements and risk factors contained in this and all other documents that the Company files from time to time with regulatory authorities.

PolyMet Mining Corp.
Management Discussion and Analysis
As at October 31, 2016 and for the three and nine months ended October 31, 2016
Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

Cautionary note to U.S. investors: the terms “measured and indicated mineral resource”, “mineral resource”, and “inferred mineral resource” used in this MD&A are Canadian geological and mining terms as defined in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects (“NI 43-101”) under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resources and Mineral Reserves. U.S. investors are advised that while such terms are recognized and required under Canadian regulations, the SEC does not recognize these terms. Mineral Resources do not have demonstrated economic viability. It cannot be assumed that all or any part of a Mineral Resource will be upgraded to Mineral Reserves. Under Canadian rules, estimates of inferred mineral resources may not form the basis of or be included in feasibility or other studies. U.S. investors are cautioned not to assume that any part of an inferred mineral resource exists, or is economically or legally mineable.

Summary of Business

PolyMet is a TSX and NYSE MKT listed Issuer engaged in the exploration and development of natural resource properties. The Company’s primary mineral property and principal focus is the commercial development of its NorthMet Project (“NorthMet” or “Project”), a polymetallic project in northeastern Minnesota, USA which hosts copper, nickel, cobalt and platinum group metal mineralization.

The NorthMet ore body is at the western end of a series of known copper-nickel-precious metals deposits in the Duluth Complex. Completion of the Definitive Feasibility Study (“DFS”) in 2006 established proven and probable reserves, positioning NorthMet as the most advanced of the four advanced projects in the Duluth Complex: namely, from west to east NorthMet, Mesaba, Serpentine, and Nokomis.

PolyMet acquired the Erie Plant and associated infrastructure from Cliffs Erie LLC, a subsidiary of Cliffs Natural Resources Inc. (together “Cliffs”). The plant is located about six miles west of the NorthMet ore body and comprises a 100,000 ton-per-day crushing and milling facility, a railroad and railroad access rights connecting the Erie Plant to the NorthMet ore body, tailings storage facilities, 120 railcars, locomotive fueling and maintenance facilities, water rights and pipelines, administrative offices on site, and approximately 6,000 acres of land to the east and west of and contiguous to the existing tailings storage facilities.

The NorthMet Project covers a total of approximately 16,700 acres or 25.9 square miles comprising two areas: the NorthMet mine site totaling approximately 4,300 acres or 6.5 square miles of leased mineral rights and the Erie Plant site totaling approximately 12,400 acres or 19.4 square miles of freehold land. Under a proposed land exchange with the U.S. Forest Service (“USFS”), PolyMet will receive approximately 6,650 acres or 10.4 square miles of surface rights above and around the leased mineral rights.

The property is located in St. Louis County in the Mesabi Iron Range mining district about 60 miles north of Duluth, Minnesota. The NorthMet Project is easily accessible via state and county roads. The surfaced County Highway 666 links the plant to the town of Hoyt Lakes, itself approximately 25 miles east of Virginia, Minnesota which is located on State Highway 53. The mine site is accessible by an all-season gravel road from the plant site and a private railroad crosses the property immediately south of the deposit and runs to the plant site. The plant site is serviced by commercial railroad which connects into the US national and Trans-Canadian railroad systems, as well as a private railroad providing access to port facilities located on Lake Superior. High-voltage power lines owned by Minnesota Power, a wholly-owned subsidiary of ALLETE Inc., supply the plant site and there is ready access to industrial electric power at the mine site. PolyMet has a long-term power supply contract with Minnesota Power.

PolyMet Mining Corp.
Management Discussion and Analysis
As at October 31, 2016 and for the three and nine months ended October 31, 2016
Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

Under the Minnesota Environmental Policy Act (“MEPA”) and the National Environmental Policy Act (“NEPA”), state and federal agencies are required to complete an Environmental Impact Statement (“EIS”) with periods for public review and comment before permits to construct and operate the Project can be issued.

The Minnesota Department of Natural Resources (“MDNR”), the U.S. Army Corps of Engineers (“USACE”), and the USFS were established as Co-lead Agencies for preparation of the NorthMet EIS and the U.S. Environmental Protection Agency (“EPA”) joined as a Cooperating Agency in 2011. In November 2015, the Co-lead Agencies published the Final EIS and the USFS issued its Draft Record of Decision (“ROD”) on the proposed land exchange.

In March 2016, the MDNR issued its decision that the Final EIS met the requirements under MEPA and the 30-day period allowed by law to challenge the state’s decision has passed without any legal challenge being filed. With the state environmental review process completed, the regulatory focus moves to formal permits to construct and operate the NorthMet Project.

See additional discussion below.

Summary of Recent Events and Outlook

Highlights of Fiscal 2017 to Date

•

On March 3, 2016, the state determined that the NorthMet Final EIS addresses the objectives defined in the EIS scoping review, meets procedural requirements and responds appropriately to public comments. The 30-day period allowed by law to challenge the state’s decision passed without any legal challenge being filed. The Final EIS demonstrates that the NorthMet Project can be constructed and operated in compliance with environmental and human health standards;

•

On June 2, 2016, the Company agreed to issue up to an additional $14.0 million secured debentures to Glencore AG, a wholly owned subsidiary of Glencore plc (together “Glencore”), to fund permitting and general corporate purposes. The debentures are on similar terms as the existing non-convertible senior secured Tranche F-J Debentures;

•	On July 1, 2016, the Company repaid the $4.0 million initial principal loan from the Iron Range Resources and Rehabilitation Board (“IRRRB”);
•	On July 11, 2016, the Company submitted applications for water-related permits required to construct and operate NorthMet;
•

On July 12, 2016, the Eastern Region Regional Office of the USFS issued its response to comments on the draft ROD for the land exchange and instructed the Superior National Forest to proceed with completing the final ROD;

•	On August 2, 2016, the Company renewed its request for Water Quality Certification under Section 401 of the Clean Water Act;
•	On August 24, 2016, the Company submitted the air quality permit application required to construct and operate NorthMet;
•

On September 14, 2016, the Company and Glencore agreed to extend the maturity date of outstanding secured convertible debentures and outstanding secured non-convertible debentures to the earlier of March 31, 2018, availability of $100 million of debt or equity financing, or when it is prudent for the Company to repay the debt;

•	On October 18, 2016, the Company closed the initial tranche of a private placement of 25,963,167 units for gross proceeds of $19.472 million. See additional details in “Financing Activities”;
•

On October 28, 2016, the Company closed the second tranche of a private placement of 14,111,251 units for gross proceeds of $10.583 million pursuant to Glencore’s right to maintain its pro rata ownership. See additional details in “Financing Activities”; and

•	On November 3, 2016, the Company submitted the permit to mine application required to construct and operate NorthMet.

PolyMet Mining Corp.
Management Discussion and Analysis
As at October 31, 2016 and for the three and nine months ended October 31, 2016
Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

Net cash used in operating and investing activities during the nine months ended October 31, 2016 was $21.624 million, of which approximately $12 million was spent on environmental review and permitting. PolyMet pays its own engineering and legal consultants and also reimburses the state of Minnesota for its internal staff and contractor costs. Other spending relates to engineering and cost estimates, maintaining existing infrastructure, financing and general corporate purposes.

Goals and Objectives for the Next Twelve Months
The environmental review and permitting process is managed by the regulatory agencies and, therefore, timelines are not within PolyMet’s control. Given these circumstances, PolyMet’s objectives include:

•	USFS issuance of its final ROD on the proposed land exchange and transfer of title to the surface rights over and around the NorthMet mineral rights to PolyMet;
•	Decision on 401 Water Quality Certification and USACE final ROD and 404 wetlands permit under Clean Water Act;
•	Decision on key state permit issuances – Permit to Mine, air and water permits;
•	Completion of definitive cost estimate and Project update following permits;
•	Completion of project implementation plan;
•	Repayment, restructuring, and/or conversion of Glencore loans; and
•	Completion of construction finance plan including commitment of debt prior to the issuance of permits, subject to typical conditions precedent such as receipt of key permits.

Upon completion of the land exchange, PolyMet will own surface rights to approximately 19,050 acres or 29.8 square miles of contiguous surface rights stretching from west of the Erie Plant to east of the proposed East Pit at NorthMet.

PolyMet expects to spend approximately $30 million during the year ended January 31, 2017, of which $22 million has been spent during the nine months ended October 31, 2016. The primary focus continues to be completion of the permitting process. Other areas of focus include engineering and updated cost estimates that will be reported in an Updated Technical Report under National Instrument 43-101, maintaining existing infrastructure and financing.

Prior to receipt of permits, the Company will seek to secure construction financing that would be available upon receipt of key permits, with construction and ramp-up to commercial production anticipated to take approximately 24 months from receipt of key permits. The Company is in discussion with commercial banks and other financial institutions regarding construction finance.

See additional discussion below.

PolyMet Mining Corp.
Management Discussion and Analysis
As at October 31, 2016 and for the three and nine months ended October 31, 2016
Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

Detailed Description of Business

Asset Acquisitions
In November 2005, the Company acquired the Erie Plant, which is located approximately six miles west of PolyMet’s NorthMet deposit. The plant was operated by Cliffs for many years and was acquired by Cliffs from LTV Steel Mining Company (“LTV”) after LTV’s bankruptcy, at which time the plant was shut down with a view to a potential restart. The facility includes crushing and milling equipment, comprehensive spare parts, plant site buildings, real estate, tailings storage facilities and mine workshops, as well as access to extensive mining infrastructure including roads, rail, water, and power.

PolyMet plans to refurbish, reactivate and, as appropriate, rebuild the crushing, concentrating and tailings storage facilities at the Erie Plant to produce concentrates containing copper, nickel, cobalt and precious metals. Once it has established commercial operations, the Company may install an autoclave to upgrade the nickel concentrates to produce a nickel-cobalt hydroxide and a precious metals precipitate. The autoclave circuit has been included as an option in the Final EIS.

In December 2006, the Company acquired from Cliffs property and associated rights sufficient to provide it with a railroad connection linking the mine development site and the Erie Plant. The transaction also included 120 railcars, locomotive fueling and maintenance facilities, water rights and pipelines, administrative offices on site and an additional 6,000 acres of land to the east and west of and contiguous to its existing tailings storage facilities.

PolyMet indemnified Cliffs for reclamation and remediation associated with the property under both transactions. In April 2010, Cliffs entered into a consent decree with the MPCA relating to alleged violations on the Cliffs Erie Property. This consent decree required both short-term and long-term mitigation. Field study activities were completed in 2010 and 2011 and short-term mitigations were initiated in 2011 as outlined in the plans and approved by the MPCA. In April 2012, long-term mitigation plans were submitted to the MPCA for its review and approval. In October 2012, a response was received from the MPCA approving plans for pilot tests of various treatment options to determine the best course of action. Although there is substantial uncertainty related to applicable water quality standards, engineering scope, and responsibility for the financial liability, the October 2012 response from the MPCA and subsequent communications amongst MPCA, Cliffs and the Company provide increasing clarification of the potential liability for the long-term mitigation included in the Company’s environmental rehabilitation provision.

Feasibility Study, Mineral Resources and Mineral Reserves
With publication of the DFS in September 2006, summarized in a NI 43-101 Technical Report, PolyMet established proven and probable mineral reserves estimated at 181.7 million short tons grading 0.31% copper, 0.08% nickel and 0.012 ounces per short ton ("opt") of precious metals (palladium, platinum and gold).

In September 2007, PolyMet reported an expansion in these proven and probable mineral reserves to an estimated 274.7 million short tons grading 0.28% copper, 0.08% nickel and 0.010 opt of precious metals. These mineral reserves lie within measured and indicated mineral resources of an estimated 694.2 million short tons grading 0.27% copper, 0.08% nickel and 0.010 opt of precious metals. The reserves are based on copper at $1.25 per pound, nickel at $5.60 per pound, and precious metal prices of $210, $800, and $400 per ounce respectively for palladium, platinum and gold.

From 2008 to 2013, PolyMet incorporated numerous project improvements that were reflected in the draft and supplemental draft EIS’s published in 2009 and 2013, respectively. The changes included Phase I production of separate copper and nickel concentrates with Phase II installation of an autoclave to upgrade the nickel concentrate as well as numerous modifications that will result in reduced environmental impacts including: reductions in sulfur dioxide, mercury and greenhouse gas emissions at the plant site, capture of groundwater and surface seepage with the construction of an in ground containment system to the north and west of the existing tailings basin and all contact water discharged from the NorthMet Project will be treated. An Updated Technical Report under NI 43-101, dated January 14, 2013, describing these changes is filed on EDGAR and SEDAR.

PolyMet Mining Corp.
Management Discussion and Analysis
As at October 31, 2016 and for the three and nine months ended October 31, 2016
Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

PolyMet plans to complete a definitive cost estimate and Project update prior to commencement of construction. The Project update will incorporate numerous process and project improvements, as well as environmental controls described in the Final EIS. The Project update will also include detailed capital and operating costs reflecting the advanced stage of engineering and design.

Environmental Review and Permitting
PolyMet commenced the environmental review and permitting process in 2004. In 2005, the MDNR published its Environmental Assessment Worksheet Decision Document establishing the MDNR as the lead state agency and the USACE as the lead federal agency for preparation of an EIS for NorthMet.

In November 2009, the Co-lead Agencies published the NorthMet draft EIS, which marked the start of a period for public review and comment, including two public meetings.

In June 2010, the Co-lead Agencies announced that they intended to complete the EIS process by preparing a supplemental draft EIS incorporating a proposed land exchange with the USFS and expanding government agency cooperation. The USFS joined the USACE as a federal Co-lead Agency and in June 2011, the EPA joined as a Cooperating Agency.

In December 2013, the Co-lead Agencies published the SDEIS, which started a new period for public review and comment, including three public meetings, which ended in March 2014. The EPA issued comments on the supplemental draft EIS including an EC-2 (“Environmental Concerns”) rating, which is the highest rating for a proposed mining project, so far as the Company is aware. The highest rating LO (“Lack of Objections”) is typically applied to non-industrial projects such as the Upper Mississippi National Wildlife and Fish Refuge Comprehensive Conservation Plan Implementation. The EC-2 rating is the same as received by some other notable Minnesota projects including the Central Corridor Light Rail Project in the Twin Cities and the St. Croix River Crossing which have been built or are in the process of being constructed.

On November 6, 2015, the Co-lead Agencies published the Final EIS incorporating responses to comments on the draft and supplemental draft EIS’s.

On November 17, 2015, the USFS issued its Draft ROD on the proposed land exchange which concluded that the land exchange was in the public interest and meets the desired conditions in the Superior National Forest Land and Resource Management Plan.

On March 3, 2016, the MDNR issued its ROD that the Final EIS addresses the objectives defined in the EIS scoping review, meets procedural requirements, and responds appropriately to public comments. The 30-day period allowed by law to challenge the state’s ROD has passed without any legal challenge being filed. The state’s decision also lays the foundation for decisions on permits to construct and operate the NorthMet Project.

After consultation with the MDNR and the MPCA, PolyMet submitted the various state permit applications that will be required to construct and operate the Project, with the water-related permit applications submitted on July 11, 2016, air-related permit application on August 24, 2016, and the permit to mine on November 3, 2016. These permit applications, together with supporting technical papers, total more than 23,000 pages of documentation now under review by the appropriate agencies.

PolyMet Mining Corp.
Management Discussion and Analysis
As at October 31, 2016 and for the three and nine months ended October 31, 2016
Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

With completion of the state EIS process and submission of all major permit applications, PolyMet is now focused on supporting regulatory review of the permit applications, completion of the USFS ROD and associated land exchange, and progress toward issuance of the Section 404 Wetlands Final ROD and Permit.

The permitting process is managed by the regulatory agencies and, therefore, timelines are not under PolyMet’s control. Under state guidelines, decisions on draft state permits should be within 150 days of the applications being accepted, although those guidelines recognize that complex permit applications could take longer.

The key permits and approvals to be received are:

U.S. Army Corps of Engineers

•	Section 404 Individual Permit for Impacted Wetlands

Minnesota Department of Natural Resources

•	Permit to Mine
•	Water Appropriations Permit
•	Dam Safety Permit
•	Wetland Replacement Plan

Minnesota Pollution Control Agency

•	National Pollutant Discharge Elimination System (NPDES) Permit (storm water)
•	State Disposal System (SDS) Permit
•	Air Emissions Permit

PolyMet Mining Corp.
Management Discussion and Analysis
As at October 31, 2016 and for the three and nine months ended October 31, 2016
Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

Financing Activities

Glencore Financing
Since October 2008, the Company and Glencore have entered into a series of financing agreements comprising:

•

Equity – five separate agreements comprising $25.0 million placement of PolyMet common shares in calendar 2009 in two tranches; a $30.0 million placement of PolyMet common shares in calendar 2010 in three tranches; a $20.0 million placement of PolyMet common shares in calendar 2011 in one tranche; a $20.960 million purchase of PolyMet common shares in the 2013 Rights Offering; and a $10.583 million purchase of PolyMet common shares in the 2016 Private Placement;

•	Convertible debt (“Glencore Convertible Debt”) – agreement comprising $25.0 million initial principal secured convertible debentures drawn in four tranches; and

•

Non-convertible debt (“Glencore Non-Convertible Debt”) – three separate agreements comprising $30.0 million initial principal secured debentures in calendar 2015 drawn in four tranches; an $11.0 million initial principal secured debenture in calendar 2016 drawn in one tranche; and a $14.0 million initial principal secured debenture in calendar 2016 drawn in four tranches.

As a result of these financing transactions and the purchase by Glencore of PolyMet common shares previously owned by Cliffs, Glencore's ownership and ownership rights of PolyMet as at October 31, 2016 comprises:

•	92,836,072 shares representing 29.2% of PolyMet's issued shares;

•

Glencore Convertible Debt exchangeable through the exercise of an exchange warrant (“Exchange Warrant”) at $1.2696 per share into 31,940,430 common shares of PolyMet (including capitalized and accrued interest as at October 31, 2016) until the Repayment Date, which is the earlier of March 31, 2018, availability of $100 million of debt or equity financing, or an earlier date on which PolyMet can demonstrate that it is prudent to repay the debentures, subject to ten days notice during which time Glencore can elect to exercise the Exchange Warrant, and where the exercise price and the number of shares issuable are subject to conventional anti-dilution provisions;

•

Warrants to purchase 6,458,001 common shares at $0.8231 per share at any time until December 31, 2017, subject to mandatory exercise if the 20-day volume weighted average price (“VWAP”) of PolyMet common shares is equal to or greater than 150% of the exercise price and PolyMet has received permits and construction finance is available (“Early Maturity Event”), and where the exercise price and the number of warrants are subject to conventional anti-dilution provisions;

•

Warrants to purchase 7,055,626 common shares at $1.00 per share at any time until October 28, 2021, subject to acceleration on the earlier of receipt of permits necessary to construct NorthMet or the 12 month anniversary of the issue date provided the 20-day VWAP of PolyMet common shares is equal to or greater than $1.50 (“Acceleration Triggering Event”), and where the exercise price and the number of warrants are subject to conventional anti-dilution provisions; and

•

Warrants to purchase 625,000 common shares at $0.7797 per share at any time until October 28, 2021, and where the exercise price and the number of warrants are subject to conventional anti- dilution provisions.

If Glencore were to exercise all of its rights and obligations under these agreements, it would own 138,915,129 common shares of PolyMet, representing 38.2% on a partially diluted basis, that is, if no other options or warrants were exercised or 34.9% on a fully diluted basis, if all other options and warrants were exercised, whether they are in-the-money or not.

On June 3, 2016, the Company issued $3.0 million Tranche K secured debenture, on July 1, 2016 it issued $5.0 million Tranche L-1 secured debenture, on July 26, 2016 it issued $3.0 million Tranche L-2 secured debenture, and on August 5, 2016 it issued $3.0 million Tranche M secured debenture to Glencore. Each of these debentures bears interest at 12-month US dollar LIBOR plus 15.0%. The Company has provided security on these debentures covering all of the assets of PolyMet, including a pledge of PolyMet’s 100% ownership of Poly Met Mining, Inc. The due date of these debentures was the earlier of (i) March 31, 2017 or (ii) the availability of at least $100 million of debt or equity financing or (iii) when it is prudent for PolyMet to repay the debt, on which date all principal and interest accrued to such date will be due and payable.

PolyMet Mining Corp.
Management Discussion and Analysis
As at October 31, 2016 and for the three and nine months ended October 31, 2016
Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

On September 14, 2016, the Company extended the term of the Glencore Non-Convertible Debt, the term of the Glencore Convertible Debt and the expiration date of the associated Exchange Warrant to the earlier of the Early Maturity Event or March 31, 2018. In connection with this extension, the Company issued warrants to purchase 625,000 common shares at $0.7797 per share at any time until October 28, 2021, and where the exercise price and the number of warrants are subject to conventional anti-dilution provisions. All other terms of the debt were unchanged. The transaction has been accounted for as a modification of the existing debentures with the $0.250 million fair value of the warrants allocated on a pro rata basis to the Glencore Non-Convertible Debt and Glencore Convertible Debt and an offsetting entry to equity reserves.

As a result of anti-dilution provisions in the agreement, following the private placement which closed on October 18, 2016, the exchange price was adjusted to $1.2696 per share from $1.2920 per share. The adjustment did not impact the financial statements.

On October 28, 2016, the Company issued 14,111,251 units (“Glencore Units”) to Glencore for gross proceeds of $10.583 million pursuant to Glencore’s right to maintain its pro rata ownership following the Private Placement which closed on October 18, 2016. Each Glencore Unit consists of one common share and one half of one common share purchase warrant, each whole warrant exercisable for one common share at a price of $1.00 per share for a period beginning 6 months following the issue date and ending 60 months after the issue date, subject to the Acceleration Triggering Event, and where the exercise price and the number of warrants are subject to conventional anti-dilution provisions.

IRRRB Financing
During the nine months ended October 31, 2016, the Company fully repaid a $4.0 million initial principal loan, drawn in June 2011 from the IRRRB. The loan was used to exercise the Company’s options to acquire land as part of the proposed land exchange with the USFS. The loan was secured by the land acquired and carried a fixed interest rate of 5%, compounded annually. Warrants giving the IRRRB the right to purchase 461,286 shares of its common shares at $2.1678 per share expired on June 30, 2016.

AG for Waterfowl, LLP ("AG") Financing
In March 2012, the Company acquired a secured interest in land owned by AG that is permitted for wetland restoration. AG subsequently assigned the agreement to EIP Minnesota, LLC (“EIP”) in September 2012. EIP will restore the wetlands and, upon completion, wetland credits are to be issued by the proper governmental authorities. As part of the initial consideration, AG received warrants to purchase 1,249,315 common shares at $1.3007 per share. These warrants expired December 31, 2015.

In April 2015, the Company entered into a revised agreement with EIP whereby EIP will seek to sell credits that PolyMet does not need to third parties and, over time, reimburse PolyMet for its costs. The financial instrument has been designated as available for sale. Upon closing of the transaction, the Company recognized the receivable at fair value calculated using a 9.25% discount rate and 12 year term resulting in a receivable of $2.552 million and a non-cash loss of $1.852 million. The Company accounts for subsequent fair value changes through other comprehensive income or loss. Under the agreement, PolyMet retains the right to purchase up to 300 credits until February 28, 2017 with additional payments due only if PolyMet exercises that right in part or in full.

PolyMet Mining Corp.
Management Discussion and Analysis
As at October 31, 2016 and for the three and nine months ended October 31, 2016
Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

2016 Private Placement
On October 18, 2016, the Company issued 25,963,167 units (“Placement Units”) in a Private Placement to subscribers for gross proceeds of $19.472 million. Each Placement Unit consists of one common share and one half of one common share purchase warrant, each whole warrant exercisable for one common share at a price of $1.00 per share for a period beginning 6 months following the issue date and ending 60 months after the issue date, subject to the Acceleration Triggering Event, and where the exercise price and the number of warrants are subject to conventional anti-dilution provisions. A total of 25,963,167 common shares and 13,641,586 purchase warrants were issued under this transaction, including 660,005 broker warrants issued to the underwriters. The amount attributable to common shares was $15.881 million and the amount attributable to warrants was $2.174 million, which includes the broker warrant fair value of $0.151 million. Transaction costs for the issuance were $1.568 million. The closing triggered customary anti-dilution provisions for the Exchange Warrant.

On October 28, 2016, the Company issued 14,111,251 units (“Glencore Units”) to Glencore for gross proceeds of $10.583 million pursuant to Glencore’s right to maintain its pro rata ownership following the Private Placement which closed on October 18, 2016. Each Glencore Unit consists of one common share and one half of one common share purchase warrant, each whole warrant exercisable for one common share at a price of $1.00 per share for a period beginning 6 months following the issue date and ending 60 months after the issue date, subject to the Acceleration Triggering Event, and where the exercise price and the number of warrants are subject to conventional anti-dilution provisions. A total of 14,111,251 common shares and 7,055,626 purchase warrants were issued under this transaction. The amount attributable to common shares was $9.210 million and the amount attributable to warrants was $1.270 million. Transaction costs for the issuance were $0.103 million.

Other Financings
During the nine months ended October 31, 2016 the Company issued no shares (October 31, 2015 – 75,000 shares) pursuant to the exercise of share purchase options for proceeds of $nil (October 31, 2015 - $0.060 million).

During the nine months ended October 31, 2016 the Company issued 183,236 shares (October 31, 2015 – 153,615 shares) to maintain land purchase options.

PolyMet Mining Corp.
Management Discussion and Analysis
As at October 31, 2016 and for the three and nine months ended October 31, 2016
Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

Summary of Quarterly Results
(All figures in thousands of U.S. dollars, except loss per share)

Three Months Ended	Oct 31 2016	July 31 2016	Apr 30 2016	Jan 31 2016	Oct 31 2015	July 31 2015	Apr 30 2015	Jan 31 2015
Revenues	-	-	-	-	-	-	-	-
General and Administrative	(993)	(1,178)	(1,840)	(1,827)	(1,170)	(1,168)	(1,343)	(1,796)
Other Income (Expenses)	(1,101)	(377)	(512)	(602)	(491)	(530)	(2,215)	(467)
Loss for the Period	(2,094)	(1,555)	(2,352)	(2,429)	(1,661)	(1,698)	(3,558)	(2,263)
Loss per Share (1)	(0.01)	(0.01)	(0.01)	(0.01)	(0.01)	(0.01)	(0.01)	(0.01)

Cash used in operating activities	(1,483)	(855)	(1,536)	(1,717)	(881)	(712)	(1,512)	(1,186)
Cash provided by (used) by financing activities	31,085	5,832	-	11,156	5,880	8,025	7,954	7,896
Cash used in investing activities	(6,339)	(4,553)	(6,858)	(7,206)	(6,138)	(8,078)	(5,806)	(6,258)

(1)	Loss per share amounts may not reconcile due to rounding differences.

The loss for the period includes share-based compensation expense for the three months ended:

October 31, 2016 - $0.137 million	October 31, 2015 - $0.148 million
July 31, 2016 - $0.233 million	July 31, 2015 - $0.127 million
April 30, 2016 - $0.627 million	April 30, 2015 - $0.126 million
January 31, 2016 - $0.056 million	January 31, 2015 - $0.622 million

Results fluctuate from quarter to quarter based on activity in the Company including NorthMet development and corporate activities. See additional discussion of significant items in the sections above and below.

Three months ended October 31, 2016 compared to three months ended October 31, 2015

The Company’s focus during the three months ended October 31, 2016 was on the environmental review and permitting process for the NorthMet Project, maintenance of existing infrastructure, and financing.

a) Loss for the Period:

During the three months ended October 31, 2016, the Company incurred a loss of $2.094 million ($0.01 loss per share) compared to a loss of $1.661 million ($0.01 loss per share) during the three months ended October 31, 2015. The increase in the loss for the period was primarily due to finance costs.

b) Cash Flows for the Period:

Cash used in operating activities for the three months ended October 31, 2016 was $1.483 million compared to cash used in the three months ended October 31, 2015 of $0.881 million. The variance in cash is primarily due to the operating variances noted above.

Cash provided by financing activities for the three months ended October 31, 2016 was $31.085 million compared to cash provided in the three months ended October 31, 2015 of $5.880 million. The increase was primarily due to share issuance proceeds during the current year.

PolyMet Mining Corp.
Management Discussion and Analysis
As at October 31, 2016 and for the three and nine months ended October 31, 2016
Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

Cash used in investing activities for the three months ended October 31, 2016 was $6.339 million compared to cash used in the three months ended October 31, 2015 of $6.138 million. The increase was primarily due to efforts in the current year period surrounding the permit application submissions.

Including the effect of foreign exchange, total cash for the three months ended October 31, 2016 increased by $23.250 million for a balance of $25.544 million compared to the three months ended October 31, 2015 where cash decreased $1.139 million to a balance of $8.029 million.

c) Capital Expenditures for the Period:

During the three months ended October 31, 2016 the Company capitalized $4.009 million of mineral property, plant, and equipment costs related to the acquisition, development, and preservation of the NorthMet Project and other fixed assets as compared to $7.075 million during the three months ended October 31, 2015. The decrease is due the environmental rehabilitation provision decreasing by $5.225 million during the three months ended October 31, 2016 as compared to an increase of $0.347 million during the three months ended October 31, 2015 as a result of changes in the risk free-interest rate. This was partially offset by an increase in capitalized borrowing costs which totaled $3.863 million during the three months ended October 31, 2016 as compared to $1.460 million during the three months ended October 31, 2015 due to recent borrowing and refinancing.

Nine months ended October 31, 2016 compared to nine months ended October 31, 2015

The Company’s focus during the nine months ended October 31, 2016 was on the environmental review and permitting process for the NorthMet Project, maintenance of existing infrastructure, and financing.

a) Loss for the Period:

During the nine months ended October 31, 2016, the Company incurred a loss of $6.001 million ($0.01 loss per share) compared to a loss of $6.917 million ($0.02 loss per share) during the nine months ended October 31, 2015. The decrease in the loss for the period was primarily due to the $1.852 million non-cash loss on disposal of Wetland Credit Intangible in the prior year period.

b) Cash Flows for the Period:

Cash used in operating activities for the nine months ended October 31, 2016 was $3.874 million compared to cash used in the nine months ended October 31, 2015 of $3.105 million. The variance in cash is primarily due to changes in non-cash working capital balances.

Cash provided by financing activities for the nine months ended October 31, 2016 was $36.917 million compared to cash provided in the nine months ended October 31, 2015 of $21.859 million. The increase was primarily due to share issuance proceeds during the current year.

Cash used in investing activities for the nine months ended October 31, 2016 was $17.750 million compared to cash used in the nine months ended October 31, 2015 of $20.022 million. The decrease was primarily due to efforts in the prior year period surrounding the SDEIS public comment period and review of comments leading to the publication of the FEIS in November 2015.

Including the effect of foreign exchange, total cash for the nine months ended October 31, 2016 increased by $15.288 million for a balance of $25.544 million compared to the nine months ended October 31, 2015 where cash decreased $1.272 million to a balance of $8.029 million.

PolyMet Mining Corp.
Management Discussion and Analysis
As at October 31, 2016 and for the three and nine months ended October 31, 2016
Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

c) Capital Expenditures for the Period:

During the nine months ended October 31, 2016 the Company capitalized $29.516 million of mineral property, plant, and equipment costs related to the acquisition, development, and preservation of the NorthMet Project and other fixed assets as compared to $17.824 million during the nine months ended October 31, 2015. The increase is due the environmental rehabilitation provision increasing by $1.197 million during the nine months ended October 31, 2016 as compared to a decrease of $5.195 million during the nine months ended October 31, 2015 as a result of changes in the risk free-interest rate. In addition, capitalized borrowing costs totaled $10.739 million during the nine months ended October 31, 2016 as compared to $3.099 million during the nine months ended October 31, 2015 due to recent borrowing and refinancing.

Liquidity and Capital Resources

As at October 31, 2016, the Company had working capital of $22.034 million compared with working capital of $2.162 million as at January 31, 2016. The increase is the result of share and debt issuance proceeds. Working capital consists primarily of cash of $25.544 million (January 31, 2016 - $10.256 million), current amounts receivable of $0.842 million (January 31, 2016 - $0.429 million), prepaid expenses of $1.012 million (January 31, 2016 - $1.285 million), accounts payable and accrued liabilities of $2.705 million (January 31, 2016 - $3.348 million), non-convertible debt of $nil (January 31, 2016 - $4.962 million) and the current portion of environmental rehabilitation provision of $2.659 million (January 31, 2016 - $1.498 million).

As at October 31, 2016, the Company had firm commitments related to the environmental permitting process, land options, consultants, and rent of approximately $1.6 million with the majority due over the next year and the remainder due over three years.

As at October 31, 2016, the Company had non-binding commitments to maintain its mineral lease rights of $0.180 million with all due in the next year.

As at October 31, 2016, the Company had obligations to issue 3,640,000 shares under the Company’s bonus share incentive plan upon achievement of Milestone 4 representing commencement of commercial production at NorthMet at a time when the Company has not less than 50% ownership interest in NorthMet. At the Company’s Annual General Meeting of shareholders held in June 2008, the disinterested shareholders approved the bonus shares for Milestone 4. Regulatory approval is required prior to issuance of these shares.

The condensed interim consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities in the normal course of operations.

Prior to the start of construction of NorthMet, the Company will complete an Updated Feasibility Study including updated capital cost estimates. The Company is in active discussion with commercial banks and other sources of both debt and equity finance. The Company intends to secure debt and equity financing commitments sufficient to fund the capital costs prior to starting construction.

PolyMet Mining Corp.
Management Discussion and Analysis
As at October 31, 2016 and for the three and nine months ended October 31, 2016
Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

Financial Instruments and Risk Management

The Company’s financial instruments are classified as loans and receivables, available for sale, and other financial liabilities.

Fair Value Measurements

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1 –	Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 –	Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 –	Inputs for the asset or liability that are not based on observable market data.

The fair values of cash, current amounts receivable, and accounts payable and accrued liabilities approximate their carrying amounts due to their short-term nature.

Liquidity Risk

Liquidity risk is the risk the Company will not be able to meet its financial obligations as they become due and arises through the excess of financial obligations over available financial assets due at any point in time. The Company’s objective in managing liquidity risk is to maintain sufficient readily available reserves in order to meet its liquidity requirements at any point in time and is achieved by maintaining sufficient cash. See additional discussion in the “Liquidity and Capital Resources” section above.

Related Party Transactions

The Company conducted transactions with senior management, directors and persons or companies related to these individuals, and paid or accrued amounts as follows:

	Nine months ended October 31,
	2016(1)	2015(2)
Salaries and other short-term benefits	$872	$827
Other long-term benefits	33	29
Share-based payment (3)	908	352
Total	$1,813	$1,208

(1)

Nine months ended October 31, 2016 includes Directors (Jonathan Cherry, Matthew Daley, David Dreisinger, W. Ian L. Forrest, Helen Harper, Alan Hodnik, William Murray, Stephen Rowland, and Michael Sill) and senior management (Jonathan Cherry, Douglas Newby, and Bradley Moore).

(2)

Nine months ended October 31, 2015 includes Directors (Jonathan Cherry, Matthew Daley, David Dreisinger, W. Ian L. Forrest, Alan Hodnik, William Murray, Stephen Rowland, and Michael Sill) and senior management (Jonathan Cherry, Douglas Newby, and Bradley Moore).

(3)	Share-based payment represents the amount expensed during the period.

There are agreements with key employees (Jonathan Cherry, Douglas J. Newby and Bradley Moore) that contain severance provisions for termination without cause or in the event of a take-over. Other than the President and Chief Executive officer, none of PolyMet’s other directors has a service contract with the Company providing for benefits upon termination of their employment.

PolyMet Mining Corp.
Management Discussion and Analysis
As at October 31, 2016 and for the three and nine months ended October 31, 2016
Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

As a result of Glencore’s ownership of 29.2 % of the Company it is also a related party. PolyMet has entered into a Technical Services Agreement with Glencore whereby PolyMet reimburses Glencore for costs associated with providing technical support to PolyMet, primarily in detailed project design and mineral processing where PolyMet requests assistance under an agreed scope of work. During the nine months ended October 31, 2016, the Company recorded $nil (year ended January 31, 2016 - $3.350 million) for services under this agreement. PolyMet has also entered into a Financing Advisory Agreement with Glencore whereby PolyMet reimburses Glencore for costs associated with providing financing advisory support to PolyMet. During the nine months ended October 31, 2016, the Company recorded $0.730 million (year ended January 31, 2016 - $nil) for services under this agreement. See additional discussion in the “Financing Activities” section above.

Off Balance-Sheet Arrangements

The Company does not utilize off-balance sheet arrangements.

Proposed Transactions

There are no proposed transactions that will materially affect the performance of the Company.

Critical Accounting Estimates and Judgments

The preparation of the consolidated financial statements in conformity with IFRS requires the use of certain critical accounting estimates. These critical accounting estimates require management to make judgments and estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as at the date of the financial statements.

Critical accounting estimates and judgments used in the preparation of these consolidated financial statements are as follows:

(i)     Determination of mineral reserves

Reserves are estimates of the amount of product that can be economically and legally extracted from the Company’s property. In order to estimate reserves, estimates are required about a range of geological, technical and economic factors, including quantities, production techniques, production costs, capital costs, transport costs, demand, prices and exchange rates. Estimating the quantity of reserves requires the size, shape and depth of deposits to be determined by analyzing geological data. This process may require complex and difficult geological judgments to interpret the data. In addition, management will form a view of forecast sales prices, based on current and long-term historical average price trends. Changes in the proven and probable reserves estimates may impact the carrying value of property, plant and equipment, restoration provisions, recognition of deferred tax amounts and depreciation, depletion and amortization.

(ii)   Impairment of non-financial assets

The carrying amounts of the Company’s non-financial assets, including mineral property, plant and equipment, and wetland credit intangible are reviewed at each reporting date or when events or changes in circumstances occur that indicate the asset may not be recoverable to determine whether there is any indication of impairment. If any such indication exists, the asset’s recoverable amount is estimated at the greater of its value in use and its fair value less costs of disposal. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. An impairment loss is recognized if the carrying amount of an asset exceeds its estimated recoverable amount. An impairment loss previously recorded is reversed if there has been a change in the estimates used to determine the recoverable amount resulting in an increase in the estimated service potential of an asset.

PolyMet Mining Corp.
Management Discussion and Analysis
As at October 31, 2016 and for the three and nine months ended October 31, 2016
Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

For its mineral property interest, the Company considers both external and internal sources of information in assessing whether there are any indications of impairment. External sources of information the Company considers include changes in the market, economic and legal environment in which the Company operates that are not within its control and affect the recoverable amount of mineral property interests. Internal sources of information the Company considers include indications of economic performance of the asset. No impairment loss on the mineral property interests was recorded for the nine months ended October 31, 2016 or the year ended January 31, 2016.

(iii) Provision for Environmental Rehabilitation Costs

Provisions for environmental rehabilitation costs associated with mineral property, plant and equipment, are recognized when the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability.

It is possible that the Company’s estimates of its ultimate environmental rehabilitation liabilities could be affected by changes in regulations, changes in the extent of environmental rehabilitation required, changes in the means of rehabilitation, changes in the extent of responsibility for the financial liability or changes in cost estimates. The operations of the Company may in the future be affected from time to time in varying degrees by changes in environmental regulations, including those for future removal and site restoration costs. Both the likelihood of new regulations and their overall effect upon the Company may vary greatly and are not predictable.

The Company’s provision for environmental rehabilitation cost obligations represents management’s best estimate of the present value of the future cash outflows required to settle the liability.

PolyMet Mining Corp.
Management Discussion and Analysis
As at October 31, 2016 and for the three and nine months ended October 31, 2016
Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

Other MD&A Requirements

Outstanding Share Data

Authorized Capital: Unlimited common shares without par value.

The following table summarizes the outstanding share information as at December 5, 2016:

Type of Security	Number Outstanding	Weighted Average Exercise Price (US$)
Issued and outstanding common shares	318,352,217	$ -
Restricted share units	1,305,302	$ -
Share options *	18,512,002	$ 1.16
Share purchase warrants	27,780,213	$ 0.95
Convertible debt including capitalized interest	31,505,865	$ 1.27

*

For information purposes, those share options granted with an exercise price in Canadian dollars (“CDN$”) have been translated to the Company’s reporting currency using the exchange rate as at December 5, 2016 of US$1.00 = CDN$1.3307.

Risks and Uncertainties

An investment in the Company’s common shares is highly speculative and subject to a number of risks and uncertainties. Only those persons who can bear the risk of the entire loss of their investment should participate. An investor should carefully consider the risks described in PolyMet’s Form 20-F/Annual Information Form for the year ended January 31, 2016 on file with the SEC and Canadian securities regulators and other information filed with the Canadian and United States securities regulators before investing in the Company’s common shares. The risks described in PolyMet’s Form 20-F/Annual Information Form are not the only ones faced. Additional risks that the Company currently believes are immaterial may become important factors that affect the Company’s business. If any of the risks described in PolyMet’s Form 20-F/Annual Information Form for the year ended January 31, 2016 occur, the Company’s business, operating results and financial condition could be seriously harmed and investors could lose all of their investment.

Disclosure controls and procedures

Disclosure controls and procedures are designed to ensure that information required to be disclosed in reports filed or submitted by the Company under U.S. and Canadian securities legislation is recorded, processed, summarized and reported within the time periods specified in those rules, including providing reasonable assurance that material information is gathered and reported to senior management, including the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), as appropriate, to permit timely decisions regarding public disclosure. Management, including the CEO and CFO, have evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures, as defined in Rule 13a-15(e) and 15d-15(e) of the US Exchange Act and the rules of Canadian Securities Administration. Based on this evaluation, the CEO and CFO have concluded the Company’s disclosure controls and procedures were effective as at January 31, 2016.

There have been no adverse changes in the Company’s disclosure controls and procedures during the nine-month period ended October 31, 2016 and they continue to remain effective.

PolyMet Mining Corp.
Management Discussion and Analysis
As at October 31, 2016 and for the three and nine months ended October 31, 2016
Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

Management’s Responsibility for Financial Statements

The information provided in this report including the financial statements, is the responsibility of management. In the preparation of these statements, estimates are sometimes necessary to make a determination of future values for certain assets or liabilities. Management believes such estimates have been based on careful judgments and have been properly reflected in the accompanying financial statements.

Management maintains a system of internal controls to provide reasonable assurances that the Company’s assets are safeguarded and to facilitate the preparation of relevant and timely information.

Management’s report on internal control over financial reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) and 15d-15(f) of the U.S. Exchange Act and National Instrument 52-109 Certification of Disclosure in Issuer’s Annual and Interim filings. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Management has used the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission to evaluate the effectiveness of the Company’s internal control over financial reporting. Based on this assessment, management concluded the Company’s internal control over financial reporting was effective as at January 31, 2016.

There have been no changes in the Company’s internal control over financial reporting during the nine- month period ended October 31, 2016 that have materially affected, or are reasonably likely to material affect, its internal control over financial reporting.

The effectiveness of the Company’s internal control over financial reporting as at January 31, 2016 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, and their opinion is included with the Company’s annual consolidated financial statements.

Additional Information

Additional information related to the Company is available for view on SEDAR and EDGAR, respectively, at www.sedar.com and at www.sec.gov, and at the Company’s website www.polymetmining.com.